

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 15, 2018

James M. Cassidy
President and Director
Aspen Forest Acquisition Corporation et al.
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

> **Re:** **Aspen Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018, as amended January 26, 2018**
> **File No. 000-55887**
>
> **Birch Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018, as amended January 26, 2018**
> **File No. 000-55888**
>
> **Dense Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018, as amended January 26, 2018**
> **File No. 000-55889**
>
> **Hickory Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018, as amended January 26, 2018**
> **File No. 000-55891**
>
> **Hidden Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018, as amended January 26, 2018**
> **File No. 000-55892**
>
> **Maple Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018, as amended January 26, 2018**
> **File No. 000-55890**
>
> **Snowy Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018, as amended January 26, 2018**
> **File No. 000-55893**

> **Walnut Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018, as amended January 26, 2018**
> **File No. 000-55894**
>
> **Willow Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018, as amended January 26, 2018**
> **File No. 000-55895**

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

/After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please be advised that each of the comments included in this letter is applicable to all nine registration statements referenced above, unless the comment indicates otherwise, and that each should be amended in accordance with the relevant comments.

2. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all our comments are addressed. If our comments are not addressed within this 60-day time period, and you have not withdrawn your Form 10, you will be subject to the reporting requirements of the Exchange Act. Please incorporate your revisions in response to our comments in both amendments to this Form 10 and your periodic reports.

Risk Factors

Possible classification as a penny stock which may increase reporting obligations . . . , page 9

3. Here or in a new risk factor, please address the risks for future investors related to their shares being penny stock, including difficulty for investors to sell and the consequences of a reduced pool of investors, market and stock price.

Recent Blank Check Companies, page 16

4. Noting the disclosure of the status of the blank check companies with which Mr. Cassidy or Mr. McKillop is or has been involved in the past five years and filed a registration statement on Form 10, please expand to update the status where appropriate so that the disclosure is current on any trading market and recent price range for the identified entities. For example only, we note there is no current disclosure on the trading market or share prices of Anvia Holdings Corporation or China Biotech Company Corporation.

5. Please review and revise this section to ensure that the information provided is complete and accurate. For example only, we note that you have included several incorrect names and the EDGAR system reflects that:

- Silverwood Acquisition Corporation's current name is Ipsidy Inc., not ID Global Solutions Corp.;

- Northern Ridge Acquisition has changed its name to MQ Medical Technologies Corp.; and

- Cabot Hill changed its name to Midas Real Estate, not Midas Read Estate Ventures Inc.

Index to Exhibits

6. We note that the Bylaws for Hidden Forest Acquisition Corporation are filed as Exhibit 2, instead of Exhibit 3.2, as listed in the Exhibit Index. Please refile the exhibit as 3.2.

Report of Independent Registered Public Accounting Firm, page 1

7. Please revise to include an explanatory paragraph, including an appropriate title immediately following the opinion paragraph, regarding the substantial doubt about the company's ability to continue as a going concern considering your disclosures in Note 2 – Going Concern.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact or Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-55-3448 or me at 202-551- with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Lee Cassidy, Esq.